UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of February 2011
Commission File Number 1-34694
VimpelCom Ltd.

(Translation of registrant’s name into English)
SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

SIGNATURES
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3
Exhibit 99.4

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.

(Registrant)

Date: February 15, 2011

By:

	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

On January 17, 2011, VimpelCom Ltd. (“VimpelCom”) announced that its Supervisory Board gave its final approval for the proposed combination of VimpelCom and WIND TELECOM S.p.A. (“Wind Telecom”, formerly Weather Investments S.p.A.) (the “Transaction”). A special general meeting of VimpelCom shareholders to approve certain proposals in relation to the Transaction (the “Special General Meeting”) is scheduled to take place on March 17, 2011. The formal notice of the Special General Meeting was issued by VimpelCom on January 17, 2011.
VimpelCom is furnishing on the attached Exhibits 99.1, 99.2 and 99.3 to this Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) documents that are being distributed in connection with the Special General Meeting to registered holders of VimpelCom shares and registered holders of VimpelCom American depositary receipts (“ADSs”) as of January 31, 2011, the record date for the Special General Meeting. These documents include (i) the letter to VimpelCom shareholders from the Chief Executive Officer together with the proxy statement relating to the Special General Meeting; (ii) the proxy form for registered holders of VimpelCom shares and (iii) the voting card for registered holders of VimpelCom ADSs. The proxy form and voting card are being provided for information purposes only and cannot be used for voting.
In addition, VimpelCom is furnishing on the attached Exhibit 99.4 to this Form 6-K VimpelCom management’s presentation to investors in relation to the Transaction.

Exhibit List
99.1 Letter to VimpelCom Shareholders from the Chief Executive Officer and the Proxy Statement Relating to the Special General Meeting
99.2 Proxy Form for Registered Holders of VimpelCom Shares
99.3 Voting Card for Registered Holders of VimpelCom ADSs
99.4 Management’s Presentation to Investors